UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
December 31, 2015 and 2014

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015	12

Signature	14

Exhibit No. 23.1 – Consent of Independent Registered Public Accounting Firm

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Valley National Bank Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG

New York, New York
June 24, 2016

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments at fair value:
Mutual funds	$150,166,520	$141,965,333
Valley common stock fund	6,841,024	6,741,660
Valley employer stock match fund	4,448,666	4,502,535
Common collective trust fund	4,128,366	3,750,251
Total investments at fair value	165,584,576	156,959,779
Notes receivable from participants	2,996,157	2,755,171
Other receivables	72,233	83,188
Total assets	168,652,966	159,798,138
Liabilities:
Benefits payable	72,181	73,820
Accrued expenses and other liabilities	68,322	83,840
Total liabilities	140,503	157,660
Net assets available for benefits	$168,512,463	$159,640,478
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Additions to net assets attributed to:
Contributions:
Employer	$6,363,839	$5,906,351
Employee	10,063,119	9,051,791
Participant rollover	833,599	987,712
Total contributions	17,260,557	15,945,854
Investment income:
Net (depreciation) appreciation in fair value of investments	(4,913,777)	1,955,729
Dividends and interest	7,196,125	8,279,792
Total investment income	2,282,348	10,235,521
Interest income on notes receivable from participants	121,309	97,678
Total additions	19,664,214	26,279,053
Deductions from net assets attributed to:
Benefits paid to participants	10,766,747	10,656,505
Administrative expenses	25,482	24,123
Total deductions	10,792,229	10,680,628
Net increase in net assets available for benefits before transfer	8,871,985	15,598,425
Transfer from merged retirement savings plan (note 6)	—	12,390,344
Net increase in net assets available for benefits after transfer	8,871,985	27,988,769
Net assets available for benefits:
Beginning of year	159,640,478	131,651,709
End of year	$168,512,463	$159,640,478
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(1) Plan Description
The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General
Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries. Full-time and part-time employees are eligible to participate in the Plan after three months of continuous employment and are automatically enrolled in the Plan. Employees who have completed 1,040 hours of service over a continuous 12-month period are eligible to receive employer matching contribution.

(b)	Contributions and Participant Accounts
Participants in the Plan may direct contributions to any of the available investment funds in 0.5% increments from 1% to 100% of eligible compensation, as defined, subject to the annual limit permissible under the IRC, which was $18,000 and $17,500 for 2015 and 2014, respectively. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service (IRS) up to $6,000 and $5,500 in 2015 and 2014, respectively. Participants in the Plan may also designate all or a portion of their contributions to the qualified Roth contribution program, as defined by Section 402A (b)(1) of the IRC. Participant contributions are matched by the Bank in an amount equal to 100% of the first 6% of each participant’s salary deferred contribution. Catch-up contributions are not matched by the Bank.
Effective January 1, 2015, the Plan participants' contributions are automatically increased 1% each year up to 6% (subject to a opt-out provision) for participants who entered into qualified automatic contributions of 3%, as defined by the Plan, on or after November 30, 2014. This automatic contribution escalation occurs either on each anniversary date of the participant's enrollment in the Plan or on January 1st for the participants that were automatically enrolled on January 1, 2014.
Participant accounts are credited with the participants’ voluntary contribution, an allocation of the Bank’s matching contribution, and plan earnings or losses on such contributions. Allocations are based on participant eligible pre-tax earnings or account balances, as defined by the Plan, and payroll voluntary contribution elections. Participants’ contributions and earnings and losses on participant contributions are fully vested at all times. The Bank’s contributions and earnings or losses on Bank contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

(c)	Investment Elections
Participants may direct their contributions to the Plan into investment options offered by the Plan, which at December 31, 2015 consisted of 42 mutual funds, a common collective trust fund and the Valley Common Stock Fund collectively managed by Fidelity Management Trust Company and record kept by Fidelity Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively referred as “Fidelity”). The investment election at enrollment applies to all participant and Bank contributions. A separate election is required for any participant rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including Bank matching contributions, are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. Generally, participants may change the voluntary contribution percentage or investment direction at any time.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(d)	Participant Notes Receivable
Plan participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has participant loans resulting from various acquisitions by the Bank whereby participants in prior plans had loans transferred into the Plan with terms and conditions of prior plans. Repayments of participant loans are generally made through payroll deductions and are immediately allocated back to the appropriate investment funds based on the participant’s investment elections. The loans may also be repaid in full at any time. The interest rates on participant loans ranged from 3.25% to 8.50% and from 3.25% to 10.25% at December 31, 2015 and 2014, respectively.

(e)	Withdrawals
During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59 ½ or they qualify for a financial hardship. A financial hardship withdrawal will prohibit the participant from making contributions to the Plan for a six month period.

(f)	Forfeitures
Forfeitures arise from the termination of employment of participants who are not fully vested. A participant’s contribution plus actual earnings thereon are fully vested and non forfeitable at all times. The unallocated forfeitures of terminated participants’ non-vested accounts amounted to $53,899 and $48,069 at December 31, 2015 and 2014, respectively. Forfeited amounts may be used to reduce future Bank matching contributions. Forfeitures that were used to reduce Bank contributions totaled $66,286 and $121,380 for the years ended December 31, 2015 and 2014, respectively.

(g)	Payments of Benefits
The Plan provides for payment of benefits of vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70 ½ as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(h)	Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of a Plan termination, all participants of the Plan would become fully vested in their accounts to which all contributions, expenses, and investment gains and losses are allocated.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Certain prior period amounts have been reclassified to conform to the current presentation. The reclassification had no impact on the net assets available for benefits.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2015 and 2014, the effect on the financial statements related to recording sale transactions on a settlement date basis was not material. Net appreciation or depreciation in the fair value of investments includes the Plan's realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year.

(d)	Notes Receivable from Participants
Participant notes receivable are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest).

(e)	Administrative Expenses
Expenses incurred by the Plan are paid directly by the Plan or by the Bank on the behalf of the Plan.

(f)	Benefits Payments
Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

(g)	New Authoritative Accounting Guidance
Accounting Standards Update (ASU) No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" simplifies accounting for employee benefit plans. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III allows employers to measure (as a practical expedient) benefit plan assets on a month-end date nearest to the employer’s fiscal year end when the fiscal period does not coincide with a month end. Part III is not applicable to the Plan. ASU No. 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to early adopt Parts I and II for the year ended December 31, 2015. The adoption of ASU No. 2015-12 only impacted certain investment disclosures and had no impact on net assets available for benefits.
ASU No. 2015-07, "Fair Value Measurement (Topic 820) - Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. ASU No. 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with early adoption permitted. Management is currently evaluating the impact of the adoption of ASU No. 2015-07 on the Plan’s financial statements.
ASU No. 2015-10, "Technical Corrections and Improvements" covers a wide range of topics in the codification which are generally categorized as follows: (i) amendments related to differences between original guidance and the codification, (ii) guidance clarification and reference corrections, (iii) simplification, and (iv) minor improvements. The amendments that require transition guidance are effective for all business entities for fiscal years beginning after December 15, 2015, with early adoption permitted. Management is currently evaluating the impact of the transitional guidance on the Plan's financial statements. All other amendments within ASU No. 2015-10 were effective for the year ended December 31, 2015 and did not have a significant impact on the Plan’s financial statements.

(3)	Fair Value Measurements
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1
Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2
Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2015 and 2014.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds	$150,166,520	$150,166,520	$—	$—
Valley common stock fund	6,841,024	6,841,024	—	—
Valley employer stock match fund	4,448,666	4,448,666	—	—
Common collective trust fund	4,128,366	—	4,128,366	—
Total investments at fair value	$165,584,576	$161,456,210	$4,128,366	$—

		Fair Value Measurements at Reporting Date Using:
	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds	$141,965,333	$141,965,333	$—	$—
Valley common stock fund	6,741,660	6,741,660	—	—
Valley employer stock match fund	4,502,535	4,502,535	—	—
Common collective trust fund	3,750,251	—	3,750,251	—
Total investments at fair value	$156,959,779	$153,209,528	$3,750,251	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There were no transfers between any levels for the years ended December 31, 2015 and 2014.
Mutual funds. Mutual funds are measured based on exchange quoted prices available in active markets (Level 1 inputs).
Common stock. Valley common stock fund and Valley employer stock match fund are measured using the exchange quoted price of Valley National Bancorp common stock in active markets (Level 1 inputs).
Common collective trust fund. The fair value of the common collective trust fund is measured at net asset value (NAV) reported by Fidelity, the sponsor of the fund. The Plan’s investment in the common collective trust fund is calculated by applying the Plan’s ownership interest in the Fidelity Managed Income Portfolio (the MIP) to the total reported NAV of the MIP at the end of the reporting period. The MIP primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts (wrap contracts) issued by insurance companies and other financial institutions. The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are estimated using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.
Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common collective trust, Fidelity reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Valley Employer Stock Match Fund
The Valley employer stock match fund (the Fund) wholly consists of Valley National Bancorp common shares resulting from an employee stock ownership plan assumed in a bank acquisition during 1998 and merged into the Plan in 1999. All the common shares were allocated to the Plan participants prior to the year ended December 31, 2014. The Fund is not a current investment option; therefore its activity is limited to withdrawals, interest and dividend income, and appreciation or depreciation in the common stock held.

(5)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC, and therefore is exempt from federal taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(6)	Plan Mergers
On January 1, 2012, Valley National Bancorp acquired State Bancorp, Inc. and its principal subsidiary’s 401(k) plan, the State Bank of Long Island 401(k) Retirement Plan and Trust (the “State Bank Plan”). Effective January 1, 2013, each participant in the State Bank Plan became a participant in the Plan. The State Bank Plan assets totaling $12,390,344 were transferred and merged into the Plan on October 15, 2014.

(7)	Related-Party Transactions
Certain of the Plan’s investments are shares of mutual funds managed by Fidelity, the trustee and the record keeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and the net appreciation (depreciation) in fair value of investments.
Certain costs of administrative services rendered on behalf of the Plan, that generally include accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.
The Plan also invests in common stock of the Valley National Bancorp. Valley National Bancorp paid cash dividends on its common stock equal to $0.44 per share for both the years ended December 31, 2015 and 2014.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(8)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

(9)	Subsequent Event

Effective January 1, 2016, the Bank amended the Plan for the following provisions: (i) the Plan participants' contributions will be matched by the Bank in an amount equal to 100% of the first 4% and 50% of the next 2% of each participant’s salary deferred contribution, (ii) each employee who was a participant in the 1st United Defined Contribution Plan acquired on November 1, 2014 became a participant in the Plan and (iii) the vesting period for the Bank’s matching contributions will include the participant’s years of service at 1st United Bancorp, Inc. prior to its acquisition by Valley, under the definition of continuous service.

Supplemental Schedule

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2015

Notes	Description of investment	Number of shares or units	Cost	Current value

	Mutual funds:
(2) (4)	Fidelity Cash Reserve Fund	8,407,293	(1)	$8,407,293
(2) (4)	Fidelity Worldwide Fund	202,945	(1)	4,507,407
(2) (4)	Fidelity Growth Company K Fund	219,562	(1)	30,044,869
(2) (4)	Fidelity Balanced K Fund	661,397	(1)	14,034,835
(2) (4)	Fidelity Low-Priced Stock K Fund	94,893	(1)	4,527,324
(2) (4)	Fidelity Diversified International K Fund	83,388	(1)	2,917,754
(2) (4)	Fidelity Dividend Growth K Fund	87,717	(1)	2,532,432
(2) (4)	Fidelity Freedom Income K Fund	69,505	(1)	789,580
(2) (4)	Fidelity Freedom 2005 K Fund	19,907	(1)	246,448
(2) (4)	Fidelity Freedom 2010 K Fund	105,653	(1)	1,303,762
(2) (4)	Fidelity Freedom 2015 K Fund	373,258	(1)	4,777,700
(2) (4)	Fidelity Freedom 2020 K Fund	769,598	(1)	10,404,967
(2) (4)	Fidelity Freedom 2025 K Fund	552,460	(1)	7,789,687
(2) (4)	Fidelity Freedom 2030 K Fund	460,245	(1)	6,595,307
(2) (4)	Fidelity Freedom 2035 K Fund	305,154	(1)	4,504,071
(2) (4)	Fidelity Freedom 2040 K Fund	160,339	(1)	2,371,420
(2) (4)	Fidelity Freedom 2045 K Fund	161,658	(1)	2,458,819
(2) (4)	Fidelity Freedom 2050 K Fund	153,279	(1)	2,349,773
(2) (4)	Fidelity Freedom 2055 K Fund	93,241	(1)	1,058,281
(2) (4)	Fidelity Freedom 2060 K Fund	6,403	(1)	63,194
(2) (4)	Fidelity Limited Term Government Fund	127,478	(1)	1,273,504
(2) (4)	Fidelity Spartan 500 Index Fund	209,282	(1)	15,028,564
(2) (4)	Fidelity Spartan Extended Market Index Advance	11,508	(1)	577,716
	Vanguard Total International Stock Advance	2,971	(1)	72,023
	Vanguard Target Return Income	1,214	(1)	15,110
	Vanguard Target Return 2010	2,157	(1)	53,659
	Vanguard Target Return 2015	9,135	(1)	129,988
	Vanguard Target Return 2020	13,622	(1)	369,850
	Vanguard Target Return 2025	18,214	(1)	284,497
	Vanguard Target Return 2030	6,265	(1)	173,651
	Vanguard Target Return 2035	15,942	(1)	268,460
	Vanguard Target Return 2040	2,360	(1)	67,136
	Vanguard Target Return 2045	762	(1)	13,542
	Vanguard Target Return 2050	322	(1)	9,166
	Vanguard Target Return 2055	2,126	(1)	65,539
	Vanguard Target Return 2060	415	(1)	11,284
	Loomis Sayles Core Plus Bond Class N	779,462	(1)	9,571,797
	FPA Capital Fund, Inc	39,320	(1)	1,272,395
	American Funds Growth Fund of America Class R4	106,265	(1)	4,353,660
	Oakmark Equity and Income	51,407	(1)	1,468,697
	Fed UST Cash Reserve	376,468	(1)	376,468
	T. Rowe Price Equity Income	106,286	(1)	3,024,891
	Total mutual funds			150,166,520

Notes	Description of investment	Number of shares or units	Cost	Current value
(4)	Common collective trust fund:
(2)	Fidelity Managed Income Portfolio	4,128,366	(1)	4,128,366
(4)	Valley common stock fund:
(2) (3)	Valley common stock	666,993	(1)	6,569,881
(2)	Interest bearing cash	271,143	(1)	271,143
(4)	Valley employer stock match fund
(2) (3)	Valley common stock	451,641	(1)	4,448,666
(2) (5)	Notes receivable from participants
	(interest rates range from 3.25% to 8.50% and maturity dates ranging from February 8, 2016 to December 21, 2029)	N/A	—	2,996,157
	Total assets held at December 31, 2015			$168,580,733

(1)	Not required for participant-directed investments.

(2)	Party-in-interest – as defined by ERISA.

(3)	Share amounts reflect all prior common stock dividends and splits.

(4)	Assets managed by Fidelity.

(5)	Measured at unpaid principal plus accrued but unpaid interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By: /s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer
on behalf of the Plan Administrator
Date: June 24, 2016